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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                    Under the Securities Exchange Act of 1934


                                LARCAN-TTC, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)


                                   879558 10 4
                    -----------------------------------------
                                 (CUSIP Number)


                   Thomas F. Byrne, Secretary of LARCAN, Inc.
                             650 South Taylor Avenue
                           Louisville, Colorado 80027
                                 (303) 665-8000
          -------------------------------------------------------------
          (Name, Address, and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                  July 17, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

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


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1)   Name of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above Persons:

     LARCAN, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b)  X
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3)   SEC Use only
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4)   Source of Funds:             WC
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5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ].
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Ontario, Canada
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:           9,053,195
--------------------------------------------------------------------------------
8)   Shared Voting Power:         N/A
--------------------------------------------------------------------------------
9)   Sole Dispositive Power:      9,053,195
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10)  Shared Dispositive Power:    N/A
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     9,053,195
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
[  ]
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13)  Percent of Class Represented by Amount in Row (11):  78.4%
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14)  Type of Reporting Person:  CO
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


     The Schedule 13D, dated November 15, 1993, as amended January 19, 1996, of Larcan Inc. is hereby amended as set forth below.

     Pursuant to Rule 13d-2(c) of Regulation 13D-G, this Amendment No. 2 to
Schedule 13D restates the text of the Schedule 13D to reflect certain information as of the date hereof. This Amendment No. 2 should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and Amendment No. 1 thereto.

Item 1.  Security and Issuer

     This statement relates to the Common Stock (the "Shares") of LARCAN-TTC, Inc. (the "Company"). The Company is a Delaware corporation and its principal executive office is 650 South Taylor Avenue, Louisville, Colorado 80027.

Item 2.  Identity and Background

(a) LARCAN, INC. ("Larcan") and LeBlanc & Royle Enterprises Inc. ("LRE"), are both corporations formed under the laws of Canada. Larcan is filing this amendment to Schedule 13D. LRE owns a majority of the shares of Larcan.

(b)       Larcan's principal address is 228 Ambassador Drive,
          Mississauga, Ontario, Canada L5T 2J2. Larcan designs, manufactures, sells and services VHF solid state television transmitters.

          LRE's principal business is that of a telecommunications investments holding corporation. The address of its registered office is 4902 - 49th Street, P.O. Box 939,
          Yellowknife, Northwest Territories, Canada X1A 2N7, and its executive offices are located at 514 Chartwell Road, Box 880, Oakville, Ontario, Canada L6J 5C5.

(c)-(g) Certain information with respect to the directors and executive officers of Larcan and LRE is set forth in Appendix A hereto. Each officer and director for Larcan and for LRE is a Canadian, citizen except for G. James Wilson, who is an American citizen.

          Larcan, LRE and their respective executive officers and directors have not, during the last five years been:

          (i)   convicted in a criminal proceeding; or

          (ii) the subject of a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such law.

Item 3. Source and Amount of Funds or Other Consideration.

(a)-(b) Larcan purchased an aggregate of 4,053,195 shares of Common Stock on October 15, 1993 from the predecessor to the Company and certain of its stockholders for approximately $0.275 per share. The proceeds were paid from Larcan's working capital.

          On May 18, 1995, Larcan purchased an additional 5,000,000 shares of Common Stock from the Company at the price of $.10 per share and 500,000 shares of Series A, 5% Cumulative Convertible Preferred Stock ("Preferred Stock") at a price of $1.00 per share. Payment for the shares was made by cancellation of indebtedness of the Company to Larcan as a result of previous advances by Larcan to the Company. The previous advances were made out of Larcan's working capital.

          Holders of the Preferred Stock and Common Stock are entitled to vote together as a class on all matters presented to a vote of the stockholders of the Company, with each share of Preferred Stock entitled to one vote for each share of Common Stock into which it is convertible.

          The Preferred Stock is subject to redemption by the Company at any time at the redemption price of $1.00 per share plus accumulated dividends. Each share of Preferred Stock, together with accumulated dividends, is also convertible at any time from and after January 1, 1997 into shares of Common Stock at a price of $.10 per share of Common Stock. The Certificate of Designations with respect to the rights of the Preferred Stock has previously been filed as an exhibit to Amendment No. 1 to this Schedule 13D.

Item 4.  Purpose of Transaction.

     The Company is a majority-owned subsidiary of Larcan. As a result of the transactions described in Item 3 above, Larcan is the beneficial owner of approximately 78.4% of the outstanding Shares.

     Larcan originally acquired its interest in the Company in 1993 because of the desire to make a capital investment, and acquire a majority interest, in the Company. Larcan made the additional May 18, 1995 investment to provide the Company with needed equity capital. Since its investment in the Company, Larcan has provided substantial advances to the Company to finance inventory purchases and the Company's continued working capital deficit.

     On July 17, 1997, the Company and Larcan approved an Agreement and Plan of Merger ("Agreement") pursuant to which (i) Larcan Sub, Inc., a wholly-owned Delaware subsidiary of Larcan ("LSI"), will be merged with and into the Company ("Merger"); (ii) each outstanding share of common stock of LSI will be converted into the right to receive one Share of the Company, (iii) each outstanding Share of the Company (other than those owned by Larcan and those for which appraisal rights have been perfected in accordance with the General Corporation Law of the State of Delaware) shall be cancelled in exchange for $0.0625 (the "Merger Consideration"), (iv) each outstanding Share of the Company that is owned by Larcan shall be cancelled without any consideration therefor, and (v) the Company's Certificate of Incorporation and By-Laws will be the Certificate of Incorporation and By-Laws of the surviving corporation.

     Consummation of the Merger will permit the Company to terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended.

     Dr. Byron W. St. Clair and Dirk Freemam, the Company's independent directors and beneficial owners of 905,803 and 517,378 Shares, respectively, (representing approximately 7.85% and 4.48%, respectively, of the outstanding Shares), each has agreed to approve the Merger and recommend it to the stockholders of the Company. In addition, each of Dr. St. Clair and Mr. Freeman has advised Larcan that he intends to vote the Shares beneficially owned by him in favor of the Merger.

     A copy of the Merger Agreement is filed as an exhibit hereto and incorporated by reference herein.

Item 5.  Interest in the Securities of the Issuer

     Larcan is the beneficial owner of approximately 9,053,195 Shares of Common Stock, representing approximately 78.4% of the outstanding Shares.

     Larcan has sole power to vote and direct the disposition of the 9,053,195 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as disclosed at Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     7.1  Form of Agreement and Plan of Merger.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


LARCAN, INC.



/s/ Thomas F. Byrne
-----------------------------
Thomas F. Byrne
Secretary


Dated:  July 18, 1997

                                       APPENDIX A

         The name, office, address and present principal occupation or employment of each executive officer and director of Larcan is:

====================================== ------------------------------------------------- ==================================
                                                     Office and Principal                         Residential or
                Name                                      Occupation                             Business Address
====================================== ------------------------------------------------- ==================================
P. Clyde Turner                        Chairman of the Board of Larcan                   228 Ambassador Drive
                                                                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
James D. Adamson                       Director and President of Larcan                  228 Ambassador Drive
                                                                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
Paul A. Dickie                         Director and Senior Vice President of Larcan      514 Chartwell Road
                                       President of LRE                                  P.O. Box 880
                                                                                         Oakville, Ontario
                                                                                         CANADA  L6J 5C5
====================================== ------------------------------------------------- ==================================
John E. Tremblay                       Vice President, Engineering                       228 Ambassador Drive
                                                                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
Ronald E. Comforth                     Vice President, Manufacturing                     228 Ambassador Drive
                                                                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
Stan Maruno                            Vice President, Sales and Marketing               228 Ambassador Drive
                                                                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
Michael P. Gagnon                      Vice President, Customer Services and             228 Ambassador Drive
                                       Treasurer                                         Mississauga, Ontario
                                                                                         CANADA  L5T 2J2
====================================== ------------------------------------------------- ==================================
Nancy E. McGee                         Director and Assistant Treasurer of Larcan        514 Chartwell Road
                                       Senior Vice President, Chief Financial Officer    P.O. Box 880
                                       and Treasurer of LRE                              Oakville, Ontario
                                                                                         CANADA  L6J 5C5
====================================== ------------------------------------------------- ==================================
Thomas F. Byrne                        Director of Larcan                                8 King Street East
                                       Secretary of both Larcan and LRE                  Suite 1600
                                       Partner in the law firm of                        Toronto, Ontario
                                       Byrne, Crosby                                     CANADA  M5C 1B5
====================================== ------------------------------------------------- ==================================
Constance L. Crosby                    Assistant Secretary of Larcan                     8 King Street East
                                       Partner in the law firm of                        Suite 1600
                                       Byrne, Crosby                                     Toronto, Ontario
                                                                                         CANADA  M5C 1B5
====================================== ================================================= ==================================
George E. Patton                       Director of Larcan                                514 Chartwell Road
                                       Chairman of the Board and                         P.O. Box 880
                                       Chief Executive Officer of LRE                    Oakville, Ontario
                                                                                         CANADA  L6J 5C5
====================================== ================================================= ==================================

         The name, address and present principal occupation or employment of each executive officer and director of LRE is:

====================================== ------------------------------------------------- ==================================
                                                     Office and Principal                         Residential or
                Name                                      Occupation                             Business Address
====================================== ------------------------------------------------- ==================================
George E. Patton                       Director                                          514 Chartwell Road
                                       Chairman of the Board & Chief Executive           P.O. Box 880
                                       Officer                                           Oakville, Ontario
                                                                                         CANADA  L6J 5C5
====================================== ------------------------------------------------- ==================================
Paul D. Dickie                         Director                                          514 Chartwell Road
                                       President                                         P.O. Box 880
                                       Senior Vice President of Larcan                   Oakville, Ontario
                                                                                         CANADA  L6J 5C5
====================================== ------------------------------------------------- ==================================
Nancy E. McGee                         Director                                          514 Chartwell Road
                                       Senior Vice President, Chief                      P.O. Box 880
                                       Financial Officer & Treasurer                     Oakville, Ontario
                                       Assistant Treasurer of Larcan                     CANADA  L6J 5C5
====================================== ------------------------------------------------- ==================================
G. James Wilson                        Director                                          650 South Taylor Ave.
                                       Executive Vice President                          Louisville, CO  80027
                                       President of Larcan-TTC Inc.
====================================== ================================================= ==================================
Thomas F. Byrne                        Director                                          8 King Street East
                                       Secretary of both LRE and Larcan                  Suite 1600
                                       Partner in law firm of                            Toronto, Ontario
                                       Byrne, Crosby                                     CANADA  M5C 1B5
====================================== ================================================= ==================================